EXHIBIT 7

COMPUTATION OF DEFICIENCY OF EARNINGS TO FIXED CHARGES

	Year ended December 31
	1998	1999	2000	2001	2002
	(in £ millions)
Earnings
Loss before income taxes	(333)	(541)	(761)	(1,811)	(2,804)
Share of loss of affiliates and impairment	19	6	15	216	118
Dividend income from affiliates	—	—	—	—	—
Interest expense	206	313	385	487	515
Interest portion of net rent expense	1	2	3	4	5

Loss available for fixed charges	(107)	(220)	(358)	(1,104)	(2,166)

Fixed Charges
Interest expenses	(206)	(313)	(385)	(487)	(515)
Interest portion of net rent expense	(1)	(2)	(3)	(4)	(5)

Fixed Charges	(207)	(315)	(388)	(491)	(520)

Deficiency on earnings to fixed charges	(314)	(535)	(746)	(1,595)	(2,686)